AMARIN EXPANDS NEUROLOGY PIPELINE WITH EPILEPSY
PRODUCT CANDIDATE

Acquires Global License to Novel Nasal Lorazepam Formulation

LONDON, United Kingdom, March 6, 2007 - Amarin Corporation plc (NASDAQ: AMRN) today announced the acquisition of a global license to develop and market a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients, specifically status epilepticus (SE) and acute repetitive seizures (ARS). This formulation utilises the patent protected NanoCrystal® Technology from Elan Corporation, plc (“Elan”, NYSE: ELN).

SE and ARS have an estimated annual incidence in the United States of 150,000 cases and up to 400,000 patients, respectively. There are approximately 40,000 deaths in the United States each year associated with such emergency seizures.

Rick Stewart, Chief Executive Officer of Amarin, commented, “The potential of this nasal lorazepam opportunity is significant in addressing this unmet medical need. A nasal product for seizure emergencies in the out-patient setting for epilepsy patients would represent an important treatment option. We believe the potential annual sales for such a product could be up to $300 million in the United States. We are very excited about this opportunity as it fits neatly into Amarin’s neurology focused strategy.”

Paul Breen, Executive Vice President and Head Elan Drug Technologies stated, “We are very pleased to execute this agreement with Amarin. This agreement continues to validate the robustness and flexibility of our proprietary NanoCrystal technology. We look forward to working with Amarin and assisting them in their efforts to develop a nasal formulation of lorazepam that will significantly benefit patients”.

Diazepam rectal gel is the only treatment currently approved by the U.S. Food and Drug Administration (“FDA”) for seizure emergencies in the out-patient setting. Diazepam gel’s use is limited by its rectal route of administration. Consequently, an opportunity exists for the development of a product with a more convenient route of administration permitting broader out-patient treatment of SE and ARS in both children and adults. Intravenous lorazepam is a first line of treatment for SE and ARS in hospital emergency rooms in the United States.

Development Programme
Formulation of a NanoCrystal nasal lorazepam commenced in early 2006. Amarin plans to initiate a pharmacokinetic trial later this year with the objective of commencing efficacy trials in 2008. Elan will be responsible for completing the development of the NanoCrystal formulation, plus the manufacturing of clinical and commercial supplies. Amarin is responsible for completing the final nasal formulation work, the clinical development programme, the regulatory approval process and commercialisation.

NanoCrystal Technology and Patent Protection
Amarin has obtained a global licence for a number of Elan’s patents and know-how relating to Elan’s proven NanoCrystal technology, including six issued patents that expire in 2019 and 2020, and two pending patents that expire in 2021 and 2026, respectively.

Strategic Fit
Amarin’s strategy is to commercialise novel neurology products for the treatment of unmet medical needs for small, focused physician audiences. A successfully developed nasal lorazepam will be promoted to a focused group of approximately 500 neurologists and epileptologists.

Transaction Terms
In consideration of the grant of the license and ultimately commercial supply, Amarin will pay Elan success-based development, filing and approval milestones totalling $5.2 million plus royalties on net sales. There is no initial license payment.

In connection with this transaction, Amarin will also pay a third party, Neurostat Pharmaceuticals, Inc. (“Neurostat”), a finder’s fee and similar payments comprising upfront and contingent milestones totalling $0.6 million plus warrants to purchase 175,000 Amarin shares with an exercise price of $1.79 per share.

Unmet Medical Need - Status Epilepticus and Acute Repetitive Seizures
A seizure emergency is a prolonged seizure or continuous state of frequently occurring seizures. One common type of seizure emergency is called status epilepticus (SE). SE may be defined as a prolonged seizure lasting anywhere between 10 and 30 minutes. SE is also defined by a series of repeated seizures without the return of consciousness between seizures. SE has an annual incidence estimated at approximately 150,000 cases in the United States alone with approximately 40,000 deaths per year.

Another type of seizure emergency is acute repetitive seizures (ARS), which is a bout or cluster of seizures over a short period of time in which the patient regains consciousness between seizures. It is estimated that up to 400,000 people in the United States suffer from ARS.

Epilepsy is a very common disorder affecting approximately 0.5% of the population and is characterized by seizures, which may vary from the briefest lapses of attention to muscle jerks to severe and prolonged convulsions. They may also vary in frequency, from less than one a year to several per day.

About Amarin

Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin has a late-stage drug development pipeline. Miraxon, Amarin’s lead development compound, is in Phase III development for Huntington's disease (“HD”), Phase II development for depressive disorders and is entering Phase IIa development for Parkinson’s disease. Amarin’s core development pipeline also includes the global rights to a novel oral formulation of apomorphine for treating patients with advanced Parkinson’s disease and a nasal formulation of lorazepam for treating emergency seizures.

Miraxion for HD is being developed under a Special Protocol Assessment agreed with the U.S. Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the U.S. and Europe.

Amarin has its primary stock market listing in the US on NASDAQ (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

NanoCrystal® Technology is a registered trademark of Elan Pharma International Limited, Ireland. For more information on Elan’s NanoCrystal® Technology, please visit www.elan.com/EDT.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

Disclosure Notice

The information contained in this document is as of March 6, 2007. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the Phase III trials with Miraxion in Huntington's disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in UK and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2006, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.